EXHIBIT 99.9
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

19 March 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards, Performance Share Awards and Management Share Awards

The Remuneration Committee has approved a partial deferral of the 2020 annual bonus for members of the Executive Committee to be delivered as a Bonus Deferral Award (BDA). Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). These awards will vest on 1 December 2023.

Performance Share Awards (PSA) are granted under the EIP and provide participants with the conditional right, subject to performance conditions being met, to receive shares. The 2021 PSA will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2025).

Management Share Awards (MSA) are granted under the EIP and provide participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment. These awards will vest on 19 February 2024.

Consistent with the terms of both the current remuneration policy and the new remuneration policy submitted to shareholders for a vote at the 2021 Annual General Meetings, the following PDMR/KMPs were awarded the following share awards on 18 March 2021:

	Rio Tinto plc			Rio Tinto Limited
PDMR/KMP	No. of shares awarded as BDA	No. of shares awarded as PSA	No. of shares awarded as MSA	No. of shares awarded as BDA	No. of shares awarded as PSA
Baatar, Bold	6,583	54,005
Barrios, Alfredo	7,497	54,652
Cunningham, Peter[1]	1,402	9,564	4,781
Kaufman, Sinead				1,408	41,207
Soirat, Arnaud	6,979	51,602
Stausholm, Jakob	9,680	103,510
Toth, Peter	2,412	39,603
Trott, Simon	6,392	49,571
Vella, Ivan	1,525	51,025

1.Peter Cunningham, in his role as interim Chief Financial officer, remains eligible to receive his 2021 share awards as a mix of BDA, PSA and MSA.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404